Exhibit 1

Japan

This description of Japan is dated August 6, 2020, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2020.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
THE ECONOMY	8
General	8
Gross Domestic Product and National Income	12
Industry	14
Energy	14
Price Indices	16
Labor	16
Aging Workforce and Population Decrease	19
FOREIGN TRADE AND BALANCE OF PAYMENTS	21
Foreign Trade	21
Balance of Payments	24
Foreign Exchange Rates	25
FINANCIAL SYSTEM	28
The Bank of Japan and Monetary Policy	28
Government Financial Institutions	29
Private Financial Institutions	30
GOVERNMENT FINANCE	31
Revenues, Expenditures and Budgets	31
Tax Structure	36
Fiscal Investment and Loan Program	36
DEBT RECORD	37
JAPAN’S PUBLIC DEBT	37
INTERNAL DEBT	39
Direct Debt of the Japanese Government	39
EXTERNAL DEBT	43
Debt Guaranteed by the Japanese Government	43
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	44

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2020. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on July 30, 2020 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥105.07=$1.00, and the noon buying rate on July 24, 2020 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥105.79=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 126 million (estimated as of July 1, 2020). It has one of the highest population densities in the world and approximately 24.0% of its people (estimated as of October 1, 2019) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s rate of population decrease during the years 2015-2019 was 0.7%. Japan’s population decreased 0.22% during the 12 months ended October 1, 2019 (estimated as of October  1, 2019).

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 465 members and a House of Councillors having 245 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on September 28, 2017 and an election was held on October 22, 2017. 289 members were elected from single-member districts and 176 members were elected through a proportional representation process from 11 regional districts. Pursuant to a revision of the Public Offices Election Act in July 2018, the number of seats in the House of Councillors was increased to 248 from 242. The members are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2019, 124 members were elected, of which 50 members were elected through a proportional representation system and 74 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2022 and 124 members whose term expires in July 2025.

The following tables set forth the membership by political party of the House of Representatives as of June 17, 2020 and the House of Councillors as of July 26, 2020.

House of Representatives
Liberal Democratic Party	284
The Constitutional Democratic Party of Japan, Democratic Party For the People, The Reviewing Group on Social Security Policy, and the Independent	119
Komeito	29
Japanese Communist Party	12
Nippon Ishin (Japan Innovation Party)	11
The Party of Hope	2
Independents	8
Vacancies	0

Total	465

Source: House of Representatives.

House of Councillors
Liberal Democratic Party and Voice of The People	113
The Constitutional Democratic Party of Japan and Democratic Party For the People and The Shin-Ryokufukai and Social Democratic Party	60
Komeito	28
Nippon Ishin (Japan Innovation Party)	16
Japanese Communist Party	13
Okinawa Whirlwind	2
REIWA SHINSENGUMI	2
Hekisuikai	2
Your Party	2
Independents	7
Vacancies	0

Total	245

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is ABE Shinzo, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister NODA Yoshihiko, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011. Mr. Abe was re-elected as 97th and 98th Prime Minister after general elections after breakup of the House of Representatives in 2014 and 2017.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan announced its intent to join the Trans-Pacific Partnership, or TPP, in March 2013, and following negotiations with 11 other countries, signed the TPP Agreement on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to aim to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. On March 8, 2018, Japan and ten other countries excluding the United States signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, pursuant to which each signatory country agreed to start the necessary preparations for the implementation of the TPP. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership entered into force for Japan, Mexico, Singapore, New Zealand, Canada, and Australia on December 30, 2018, and for Vietnam on January 14, 2019.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of December 2019, Japan had entered into a total of 18 EPAs (including the TPP) with 20 countries as well as the EU. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparties to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organization for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
City
Distance from Tokyo
Map Projection :
Standard point :
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Sapporo
Asahikawa
Kushiro
Hakodate
Aomori
Akita
Morioka
Sendai
SEA OF JAPAN
Kanazawa
Niigata
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Osaka
Hiroshima
Fukuoka
Matsuyama
Kagoshima
JAPAN
NORTH PACIFIC OCEAN
EAST CHINA SEA
NANSEI ISLANDS
SENKAKU ISLANDS
Naha
The most western end of Japan
The most eastern end of Japan
The most southern end of Japan
OGASAWARA ISLANDS
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2015 Revised).
"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, caused the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called “Overlapping Debt Problem”, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2012 in Thailand, one of Japan’s largest trading partners for both exports and imports. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation of the yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister ABE Shinzo), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management. Other more recent Abenomics measures include the liberalization of electricity retail sales in April 2016 and the liberalization of gas retail sales in April 2017.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, KURODA Haruhiko, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. Although nominal GDP increased by 0.8% during JFY 2019, the annual growth rate of real GDP was 0.0% and did not show any improvement during the same period. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015. Accordingly, the consumption tax rate was increased to 8% in April 2014. The increase in the consumption tax rate from 8% to 10% was postponed but introduced in October 2019. Due in part to this increase in the consumption tax, real GDP decreased during the fourth quarter of 2019 by 1.9% compared to the prior quarter. In addition to the increase in the consumption tax rate, as part of the tax reform, the statutory corporate income tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016 and to 29.74% for JFY 2018.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

In addition, in December 2019, the emergence of COVID-19 was reported in Wuhan, Hubei Province, China and COVID-19 has subsequently spread throughout the world, including in Japan. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency of international concern and, on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak is currently having an adverse impact on the global economy, the severity and duration of which is difficult to predict.

In order to slow the spread of COVID-19, the Japanese central and local governments have implemented a number of measures, including the state of emergency covering all prefectures in Japan announced on April 16, 2020, which was lifted partially on May 14, 2020 and in full on May 31, 2020. During the state of emergency, individuals were strongly advised to refrain from leaving their homes for non-essential activities and certain businesses were advised to close or restrict their operations. Although the state of emergency was scaled down starting on May 14, 2020 and was lifted for all prefectures on May 25, 2020, the central government has adopted a framework to reopen the economy slowly over a transition period running from May 25, 2020 through July 31, 2020. During the transition period, which may be further extended, as necessary, the central government will actively monitor the situation and reevaluate what restrictions it deems necessary on a regular basis. Economic activities will continue to be subject to different degrees of restrictions based on their COVID-19 risk profile and citizens are being encouraged to change their activities, by adhering to social distancing guidelines and otherwise, in ways that could discourage normal economic activity. In addition, the central and local governments are prepared to impose new restrictions on economic activities, and a new state of declaration of emergency may be issued, if there is a new outbreak of COVID-19. Furthermore, international travel restrictions previously instituted by the Japanese government remain in place despite the state of emergency being lifted. Taking effect from March 27, 2020, shortly after the state of emergency was lifted, the Japanese government added 11 countries to the list of countries and regions subject to travel restrictions, bringing the total to 111 countries/regions as of that date. Citizens of such countries and regions generally remain prohibited from entering Japan under the current travel restrictions, which has had a severe impact on both business travel and inbound international tourism, an important and formerly growing sector of the Japanese economy. Though the Japanese government and the Bank of Japan have also announced and implemented a number of fiscal, monetary and economic measures aimed at mitigating the resulting economic impact, the significant disruption in economic activity as a result of the COVID-19 outbreak and the measures taken in response to the outbreak are expected to have a significant negative impact on overall economic conditions in Japan. According to the Monthly Economic Report for April 2020 published by the Cabinet Office on April 23, 2020, as well as the report for May 2020 published on May 28, 2020, economic conditions in Japan were rapidly weakening as a result of COVID-19, including rapidly decreasing private consumption, decreasing exports, industrial production and corporate profits and weakening employment conditions. According to the Monthly Economic Report for June 2020 published on June 19, 2020, although the Japanese economy still remains in an extremely severe situation, deterioration of the economy seems to be bottoming out. As a result of gradual resumption of socio-economic activities and implementation of various COVID-19 related measures, the economy is expected to move toward improvement. However, the duration and extent of the economic impact of COVID-19 still remain highly uncertain.

Moreover, Japan’s economy continues to face challenges due to the impact of trade disputes on the global economy and uncertainties surrounding overseas economies, as well as the effects of fluctuations in financial and capital markets. The Japanese economy is also exposed to uncertainty in geopolitical conditions, including concerns over North Korea’s nuclear weapons program and continued instability in the Middle East.

Summary of Key Economic Indicators

The following tables set forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019
	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.2%	2.8%	0.8%	2.0%	0.1%	0.8%
At Real Prices(a)	-0.4	1.3	0.9	1.9	0.3	0.0
Total Revenues of Consolidated General and Special Accounts(b)	¥247,464	¥247,917	¥259,413	¥244,729	¥243,868	¥257,240
Total Expenditures of Consolidated General and Special Accounts(b)	226,756	228,749	241,061	229,389	226,661	249,442
Surplus of Consolidated Revenues over Consolidated Expenditures(b)	20,708	19,167	18,353	15,340	17,206	7,798
Public Debt	851,097	880,335	908,093	934,321	954,863	965,926

(a)	Real prices are based on calendar year 2011.

(b)	The data for JFY 2019 is the provisional results as of December 31, 2019.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2015	2016	2017	2018	2019
	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	3.4%	3.1%	2.8%	2.4%	2.4%
Consumer Price Index(a)	100.0	99.9	100.4	101.3	101.8
Annual Change	0.8%	-0.1%	0.5%	1.0%	0.5%
Corporate Goods Price Index(b)	100.0	96.5	98.7	101.3	101.5
Annual Change	-2.3%	-3.5%	2.3%	2.6%	0.2%
Current Account regarding Balance of Payments	¥16,519	¥21,391	¥22,778	¥19,374	¥20,115
Official Foreign Exchange Reserves	$1,233	$1,217	$1,264	$1,271	$1,324

(a)	Calendar year 2015=100.

(b)	Calendar year 2015=100. Indices are calculated using the monthly averages.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

In December 2016, the methodology of calculating Japan’s GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistics standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes including revising the benchmark year for real prices from 2005 to 2011. Revised GDP figures based on this methodology were published for prior years starting from JFY 1994. The GDP figures set forth in the tables below reflect this revised methodology.

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2015 through JFY 2019. As a general matter, with respect to the private sector, companies were shipping their existing inventories pursuant to conservative production plans until the beginning of calendar year 2014. However, after the increase in the consumption tax rate in April 2014, recovery in demand has been delayed, causing increases in inventory and inhibiting production. As a result, there were fluctuations in “Additions to Business Inventories — Private Sectors” during the relevant period. Although nominal GDP increased by 0.8% during JFY 2019, the annual growth rate of real GDP was 0.0% and did not show any improvement during the same period. While the duration and extent of the economic impact of COVID-19 remain highly uncertain, it is likely that the continued spread of COVID-19 will have a significant negative impact on the Japanese economy, including with respect to nominal and real GDP.

Gross Domestic Product(a)

	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	Percentage of JFY 2019 GDP
	(yen amounts in billions)
Total Consumption
Private sectors	¥300,285	¥298,888	¥303,260	¥304,785	¥304,473	55.1%
Public sectors	105,949	106,416	107,420	108,507	111,647	20.2

	406,233	405,305	410,680	413,292	416,119	75.3
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	82,718	81,812	85,917	88,041	87,033	15.9
Residential Construction	16,066	17,037	17,091	16,514	16,845	3.0
Public sectors	26,848	26,954	27,566	28,222	29,608	5.4

	125,632	125,803	130,574	132,776	134,485	24.3
Additions to Business Inventories
Private sectors	1,282	440	1,323	1,435	910	0.2
Public sectors	31	(77)	73	46	14	0.0

	1,313	363	1,396	1,481	924	0.2
Net Exports of Goods and Services	(393)	5,380	4,898	574	1,030	0.2

Nominal Gross Domestic Expenditures	¥532,786	¥536,851	¥547,548	¥548,123	¥552,559	100.0%

Real Gross Domestic Expenditures(b)	¥517,223	¥521,963	¥532,034	¥533,408	¥533,587

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	30,471	29,504	31,767	34,438	34,735
Less: Imports of Goods and Services and Other Payments Abroad	10,035	11,300	12,301	13,898	14,800

	20,436	18,204	19,467	20,540	19,935

Gross National Income	¥553,222	¥555,055	¥567,015	¥568,663	¥572,494
Percentage Changes of GDP from Previous Year
At Nominal Prices	2.8%	0.8%	2.0%	0.1%	0.8
At Real Prices(b)	1.3	0.9	1.9	0.3	0.0
Deflator(c)	1.5	(0.2)	0.1	(0.2)	0.8

(a)	GDP financial data are subject to change.

(b)	Real prices are based on calendar year 2011.

(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2020.

	Quarterly Gross Domestic Product(a)
	2018			2019				2020
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥548,975	¥545,488	¥546,263	¥552,480	¥555,888	¥558,136	¥549,530	¥546,850

Real Gross Domestic Expenditures(b)(c)	¥534,641	¥530,141	¥533,133	¥536,553	¥539,412	¥539,433	¥529,418	¥526,426

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.3%	(0.6)%	0.1%	1.1%	0.6%	0.4%	(1.5)%	(0.5)%
At Real Prices(c)(d)	0.4	(0.8)	0.6	0.6	0.5	0.0	(1.9)	(0.6)
Deflator(e)	(0.2)	0.2	(0.4)	0.5	0.1	0.4	0.3	0.1

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2011.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years.

	Per Capita GDP
JFY	Amount (in thousands of yen)	Year-on-year change (%)
2014	¥4,074	2.3
2015	4,193	2.9
2016	4,230	0.9
2017	4,322	2.2
2018	4,337	0.4

National Income

The following table sets forth national income for calendar year 2014 through calendar year 2018.

	National Income
	2014	2015	2016	2017	2018
	(yen amounts in billions)

Domestic Factor Income	¥357,468	¥369,686	¥373,706	¥381,153	¥381,515
Net Income from Abroad	18,494	20,410	18,021	19,459	19,950

National Income at Factor Cost	¥375,962	¥390,096	¥391,727	¥400,612	¥401,466

Percentage Changes of Income at Factor Cost from Previous Year	1.3%	3.8%	0.4%	2.3%	0.2%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2014 through calendar year 2018.

GDP by Industrial Sectors (at nominal prices)

	2014	2015	2016	2017	2018
Industry
Agriculture, forestry and fishing	1.1%	1.1%	1.2%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.7	20.8	20.7	20.8	20.7
Electricity, gas and water supply and waste management service	2.4	2.6	2.6	2.6	2.6
Construction	5.5	5.5	5.6	5.7	5.7
Wholesale and retail trade	14.2	14.0	13.8	13.9	13.6
Transport and postal services	5.2	5.1	5.0	5.1	5.2
Accommodation and food service activities	2.5	2.3	2.6	2.6	2.5
Information and communications	5.1	5.0	5.0	4.9	4.9
Finance and insurance	4.4	4.4	4.2	4.1	4.2
Real estate	11.7	11.4	11.4	11.3	11.3
Professional, scientific and technical activities	7.2	7.2	7.4	7.4	7.5
Public administration	5.1	5.0	5.0	4.9	5.0
Education	3.7	3.6	3.6	3.6	3.6
Human health and social work activities	6.8	6.8	7.1	7.0	7.2
Other service activities	4.5	4.4	4.3	4.3	4.2

Total	99.2%	99.4%	99.6%	99.4%	99.6%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2014 through JFY 2018.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2014(b)	20,266	41.2%	25.2%	0.0%	24.5%	9.2%
2015(b)	20,019	40.6	25.7	0.4	23.3	9.9
2016(b)	19,862	39.7	25.4	0.8	23.8	10.4
2017(b)	20,099	39.0	25.1	1.4	23.4	11.1
2018	19,728	37.6	25.1	2.8	22.9	11.7

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for 2014 through 2018 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations.

The table below sets forth information regarding crude oil imports for JFY 2015 through JFY 2019.

	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019
Volume of imports (thousand kilo-liters per day)	545	521	501	475	471
Cost of imports (c.i.f. in billions of yen)	¥7,368	¥6,181	¥7,283	¥8,721	¥7,984
Average price (c.i.f. in yen kilo-liters)	¥37,026	¥32,523	¥39,828	¥50,274	¥46,407

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Oil price has fluctuated significantly in recent years, reaching approximately ¥75,000 yen per kilo-liter in January 2014, then dropping below ¥37,000 yen per kilo-liter in February 2015, and increasing again to approximately ¥50,000 yen per kilo-liter in June 2015. In the first quarter of 2016, oil price dropped below ¥30,000 yen per kilo-liter due to oversupply and uncertainties regarding the Chinese economy. After the first quarter, oil price began increasing due to the mild recovery of the world economy and the OPEC agreement to reduce production. In May 2018, U.S. President Donald Trump announced that the United States would withdraw from the Iran nuclear deal, contributing to increased volatility in the oil price.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2014 through JFY 2018.

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018
Electric power generating capacity(a):	(megawatts)
Fossil Fuel	193,356	190,805	194,669	193,462	193,026
Hydro-electric	49,597	50,035	50,117	50,014	50,037
Nuclear	44,264	42,048	41,482	39,132	38,042
Other	7,343	8,949	13,092	16,600	18,988

Total	294,560	291,836	299,362	299,209	300,093

Electric power generation:	(gigawatt-hours)
Fossil Fuel	955,352	908,779	877,016	861,435	823,589
Nuclear	— (b)	9,437	17,300	31,278	62,109
Hydro-electric	86,942	91,383	84,570	90,128	87,398
Other	11,423	14,580	19,024	24,500	27,311

Total	1,053,717	1,024,179	997,911	1,007,341	1,000,409

(a)	At the end of fiscal year — March 31

(b)	No nuclear plants in Japan were in operation during JFY 2014, therefore the amount was zero.

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s corporate goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2015	100.0	-2.3	100.0	0.8
2016	96.5	-3.5	99.9	-0.1
2017	98.7	2.3	100.4	0.5
2018	101.3	2.6	101.3	1.0
2019	101.5	0.2	101.8	0.5

(a)	All commodities. Calendar year 2015=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2015=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees was on an upward trend from 2004 to 2007, decreased from 2008 to 2012, recovered in 2013 and increased from 2014 to 2019. In 2018, the average employment was estimated at 66.6 million, of which 23.5% were employed in mining, manufacturing and construction, 3.4% were employed in agriculture, forestry and fisheries, and 73.1% in services and other sectors. In 2019, the average employment was estimated at 67.2 million, of which 23.3% were employed in mining, manufacturing and construction, 3.3% were employed in agriculture, forestry and fisheries, and 73.4% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 2.3% and 2.5% during 2018 and between 2.2% and 2.5% during 2019. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures: Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 2.4% for February, 2.5% for March, 2.6% for April, 2.9% for May and 2.8% for June in 2019, the most recent five months for which statistics are available. As a result of the COVID-19 outbreak and the resulting wide-scale disruption of business activities, employment conditions in Japan are expected to be negatively impacted. However, the duration and extent of the impact on employment in Japan remain highly uncertain.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2015	3.4
2016	3.1
2017	2.8
2018	2.4
2019	2.4

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2015	100.0	0.1	100.0	-1.2
2016	100.7	0.6	100.0	0.0
2017	101.1	0.4	103.1	3.1
2018	102.5	1.4	104.2	1.1
2019	102.2	-0.3	101.1	-3.0

(a)	Calendar year 2015=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2015=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

The following table shows selected employment information by industry.

	2015	2016	2017	2018	2019
	(all figures in percentages, except as indicated)
Employed persons (in thousands of persons)	64,010	64,650	65,300	66,640	67,240
Employment by Industry:
Agriculture, forestry and fisheries	3.58%	3.45%	3.38%	3.42%	3.30%
Mining, manufacturing and construction	24.12	23.87	23.78	23.50	23.26
Services and other sectors	72.30	72.68	72.83	73.08	73.44

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2015	2016	2017	2018	2019
	(all figures in percentages)
Total	57.6%	58.1%	58.8%	60.0%	60.6%
Employment rate by age:
15 – 64 years old	73.3	74.3	75.3	76.8	77.7
15 – 24 years old	40.7	42.4	42.5	45.9	47.5
25 – 34 years old	81.2	82.5	83.6	84.8	85.3
35 – 44 years old	82.4	82.7	83.6	85.0	85.6
45 – 54 years old	83.8	84.6	85.1	85.7	86.4
55 – 64 years old	70.0	71.4	73.4	75.2	76.3
55 – 59 years old	78.7	79.9	81.0	81.7	82.3
60 – 64 years old	62.2	63.6	66.2	68.8	70.3
65 and over	21.7	22.3	23.0	24.3	24.9
65 – 69 years old	41.5	42.8	44.3	46.6	48.4
70 – 74 years old	24.9	25.0	27.2	30.2	32.2
75 and over	8.3	8.7	9.0	9.8	10.3
25 – 44 years old	81.9	82.6	83.6	84.9	85.5
Employment rate by gender:
Male	67.8	68.1	68.4	69.3	69.7
Female	48.0	48.9	49.8	51.3	52.2

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.
The following table shows employment data by type of employment.
	2015	2016	2017	2018	2019
	(in thousands of persons)
Employee (except for executive of company or corporation)	53,140	54,000	54,690	56,050	56,690
Regular employee	33,270	33,760	34,320	34,850	35,030
Non-regular employee	19,870	20,230	20,360	21,200	21,650

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2005*	2015*	2016	2017	2018	2019
	Population (in thousands of persons)
Total	127,768	127,095	126,933	126,706	126,443	126,167
0 – 4 years old	5,599	5,006	4,963	4,909	4,838	4,758
5 – 9	5,950	5,319	5,303	5,251	5,184	5,101
10 – 14	6,036	5,620	5,514	5,432	5,392	5,351
15 – 19	6,593	6,054	6,040	5,995	5,907	5,820
20 – 24	7,381	6,091	6,150	6,228	6,330	6,388
25 – 29	8,314	6,532	6,393	6,291	6,223	6,240
30 – 34	9,795	7,396	7,257	7,112	6,936	6,752
35 – 39	8,772	8,417	8,117	7,884	7,694	7,551
40 – 44	8,113	9,847	9,713	9,443	9,093	8,718
45 – 49	7,755	8,766	9,282	9,457	9,666	9,802
50 – 54	8,828	8,024	7,904	8,156	8,360	8,567
55 – 59	10,294	7,601	7,546	7,592	7,651	7,711
60 – 64	8,577	8,552	8,160	7,804	7,591	7,523
65 – 69	7,460	9,759	10,275	9,921	9,368	8,709
70 – 74	6,661	7,787	7,408	7,749	8,234	8,686
75 – 79	5,280	6,354	6,526	6,738	6,932	7,241
80 – 84	3,423	5,026	5,181	5,293	5,347	5,328
85 – 89	1,855	3,156	3,275	3,396	3,514	3,612
90 – 94	843	1,363	1,479	1,582	1,674	1,761
95 – 99	212	362	383	405	439	479
100 and over	25	62	66	67	69	69
Regrouped
0 – 14 years old	17,585	15,945	15,780	15,592	15,415	15,210
15 – 64	84,422	77,282	76,562	75,962	75,451	75,072
65 and over	25,761	33,868	34,591	35,152	35,578	35,885
65 – 74 years old	14,122	17,546	17,683	17,670	17,603	17,395
75 and over	11,639	16,322	16,908	17,482	17,975	18,490

	Both sex
Age groups	2005*	2015*	2016	2017	2018	2019
	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00	100.00
0 – 4 years old	4.38	3.94	3.91	3.87	3.83	3.77
5 – 9	4.66	4.19	4.18	4.14	4.10	4.04
10 – 14	4.72	4.42	4.34	4.29	4.26	4.24
15 – 19	5.16	4.76	4.76	4.73	4.67	4.61
20 – 24	5.78	4.79	4.85	4.92	5.01	5.06
25 – 29	6.51	5.14	5.04	4.97	4.92	4.95
30 – 34	7.67	5.82	5.72	5.61	5.49	5.35
35 – 39	6.87	6.62	6.39	6.22	6.08	5.98
40 – 44	6.35	7.75	7.65	7.45	7.19	6.91
45 – 49	6.07	6.90	7.31	7.46	7.64	7.77
50 – 54	6.91	6.31	6.23	6.44	6.61	6.79
55 – 59	8.06	5.98	5.94	5.99	6.05	6.11
60 – 64	6.71	6.73	6.43	6.16	6.00	5.96
65 – 69	5.84	7.68	8.09	7.83	7.41	6.90
70 – 74	5.21	6.13	5.84	6.12	6.51	6.88
75 – 79	4.13	5.00	5.14	5.32	5.48	5.74
80 – 84	2.68	3.95	4.08	4.18	4.23	4.22
85 – 89	1.45	2.48	2.58	2.68	2.78	2.86
90 – 94	0.66	1.07	1.17	1.25	1.32	1.40
95 – 99	0.17	0.28	0.30	0.32	0.35	0.38
100 and over	0.02	0.05	0.05	0.05	0.05	0.05
Regrouped
0 – 14 years old	13.76	12.55	12.43	12.31	12.19	12.29
15 – 64	66.07	60.81	60.32	59.95	59.67	59.50
65 and over	20.16	26.65	27.25	27.74	28.14	28.44
65 – 74 years old	11.05	13.81	13.93	13.95	13.92	13.79
75 and over	9.11	12.84	13.32	13.80	14.22	14.66

(Note) *	Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fifth to China, the United States, Germany and the Netherlands in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2019.

The trade deficit slightly increased from ¥2,565 billion in 2011 to ¥2,792 billion in 2015 despite an increase in exports for three consecutive years, meaning that Japan had a trade deficit for five consecutive years. The primary reasons for the trade deficit include increased imports of oil and natural gas as alternatives to nuclear energy. Imports of fossil fuels increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. Due to increased imports of fossil fuels, Japan’s trade balance in 2011 turned to a deficit for the first time in 31 years. In 2012, the trade deficit expanded and it hit a record high in 2014. In 2015, it decreased substantially again and back to the level of 2011. In 2016, the drop in total amount of imports was larger than the drop in total amount of exports, and as a result, Japan had a trade surplus of ¥3,994 billion, reversing a trend of five consecutive years of trade deficits since 2011. In 2017, although the increase in total amount of imports was larger than the increase in total amount of exports, Japan still had a trade surplus of ¥2,907 billion as an overall result. In 2018, Japan had a trade deficit of ¥1,225 billion due to increased imports of oil and natural gas. In 2019, Japan had a trade deficit of ¥1,668 billion due to a decrease in exports including automobile parts and steel, which was partially offset by a decrease in imports including crude oil and petroleum products. As a result of the global COVID-19 outbreak and the resulting disruptions of economic activity, exports from Japan are expected to be negatively impacted. However, the impact of the global COVID-19 outbreak on exports, imports and the overall trade deficit is highly uncertain.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value Index(a)		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2015	100.0	100.0	100.0	100.0	100.0	100.0	100.0
2016	92.6	84.2	100.5	98.8	92.2	85.3	108.1
2017	103.5	96.1	105.9	102.9	97.8	93.4	104.7
2018	107.8	105.5	107.7	105.8	100.1	99.7	100.4
2019	101.7	100.2	103.0	104.6	98.8	95.9	103.0

(a)	Calendar year 2015=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2015		2016		2017		2018		2019
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥985	1.3%	¥863	1.2%	¥886	1.1%	¥901	1.1%	¥886	1.2%
Metals and Metal Products	6,315	8.4	5,219	7.5	5,907	7.5	6,257	7.7	5,659	7.4
Machinery and Equipment:
Ships	1,334	1.8	1,325	1.9	1,322	1.7	1,368	1.7	1,493	1.9
Motor Vehicles	12,046	15.9	11,333	16.2	11,825	15.1	12,307	15.1	11,971	15.6
TV and Radio Receivers	142	0.2	120	0.2	107	0.1	117	0.1	116	0.2
Motorcycles	294	0.4	261	0.4	320	0.4	337	0.4	267	0.3
Scientific and Optical Instruments	2,376	3.1	2,046	2.9	2,416	3.1	2,314	2.8	2,130	2.8
Other(a)	32,155	42.5	30,336	43.3	34,143	43.6	35,501	43.6	32,700	42.5

Total Machinery and Equipment	48,347	63.9	45,421	64.9	50,133	64.0	51,944	63.8	48,678	63.3
Chemicals	7,759	10.3	7,123	10.2	8,192	10.5	8,922	10.9	8,739	11.4
Foods and Beverages	599	0.8	607	0.9	645	0.8	741	0.9	754	1.0
Other Exports(b)	11,609	15.4	10,802	15.4	12,524	16.0	12,714	15.6	12,216	15.9

Grand Total	¥75,614	100.0%	¥70,036	100.0%	¥78,286	100.0%	¥81,479	100.0%	¥76,932	100.0%

JAPAN’S IMPORTS
Foods and Beverages	7,002	8.9%	6,363	9.6%	7,018	9.3%	7,247	8.8%	7,192	9.1%
Raw Materials	4,853	6.2	4,012	6.1	4,725	6.3	4,992	6.0	4,861	6.2
Chemicals	7,748	9.9	7,111	10.8	7,567	10.0	8,550	10.3	8,163	10.4
Mineral Fuels:
Petroleum	8,185	10.4	5,532	8.4	7,155	9.5	8,906	10.8	7,969	10.1
Coal	1,974	2.5	1,665	2.5	2,570	3.4	2,812	3.4	2,528	3.2
Other(c)	8,059	10.3	4,855	7.4	6,115	8.1	7,576	9.2	6,453	8.2

Total Mineral Fuel	18,218	23.2	12,052	18.2	15,840	21.0	19,294	23.3	16,951	21.6
Machinery and Equipment	24,274	31.0	22,131	33.5	24,490	32.5	25,952	31.4	25,319	32.2
Other Imports(d)	16,310	20.8	14,373	21.8	15,740	20.9	16,669	20.2	16,114	20.5

Grand Total	¥78,406	100.0%	¥66,042	100.0%	¥75,379	100.0%	¥82,703	100.0%	¥78,600	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2015		2016		2017		2018		2019
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	40,329	53.3%	37,107	53.0%	42,920	54.8%	44,736	54.9%	41,327	53.7%
China	13,223	17.5	12,361	17.7	14,890	19.0	15,898	19.5	14,682	19.1
(Asia NIES)	16,438	21.7	15,094	21.6	17,048	21.8	16,888	20.7	15,597	20.3
(ASEAN)	11,495	15.2	10,378	14.8	11,872	15.2	12,634	15.5	11,578	15.1
Oceania	2,099	2.8	2,010	2.9	2,301	2.9	2,402	2.9	2,053	2.7
Australia	1,555	2.1	1,532	2.2	1,796	2.3	1,886	2.3	1,580	2.1
North America	16,161	21.4	15,029	21.5	16,189	20.7	16,500	20.3	16,222	21.1
U.S.A.	15,225	20.1	14,143	20.2	15,113	19.3	15,470	19.0	15,255	19.8
Canada	936	1.2	886	1.3	1,076	1.4	1,029	1.3	968	1.3
Central and South America	3,375	4.5	3,002	4.3	3,154	4.0	3,399	4.2	3,221	4.2
Western Europe	8,102	10.7	8,179	11.7	9,053	11.6	9,389	11.5	9,010	11.7
EU(a)	7,985	10.6	7,982	11.4	8,657	11.1	9,209	11.3	8,955	11.6
Central and Eastern Europe, Russia etc.	1,346	1.8	1,286	1.8	1,475	1.9	1,719	2.1	1,757	2.3
Russia	618	0.8	555	0.8	674	0.9	805	1.0	783	1.0
Middle East	3,167	4.2	2,585	3.7	2,350	3.0	2,434	3.0	2,356	3.1
Africa	1,036	1.4	839	1.2	843	1.1	900	1.1	984	1.3

Total	¥75,614	100.0%	¥70,036	100.0%	¥78,286	100.0%	¥81,479	100.0%	¥76,932	100.0%

JAPAN’S IMPORTS
Asia	38,358	48.9%	33,199	50.3%	37,026	49.1%	39,218	47.4%	37,413	47.6%
China	19,429	24.8	17,019	25.8	18,459	24.5	19,194	23.2	18,454	23.5
(Asia NIES)	7,245	9.2	6,241	9.4	7,162	9.5	7,859	9.5	7,231	9.2
(ASEAN)	11,843	15.1	10,047	15.2	11,545	15.3	12,399	15.0	11,757	15.0
Oceania	4,887	6.2	3,843	5.8	4,969	6.6	5,659	6.8	5,587	7.1
Australia	4,210	5.4	3,321	5.0	4,365	5.8	5,053	6.1	4,958	6.3
North America	9,178	11.7	8,331	12.6	9,325	12.4	10,318	12.5	9,935	12.6
U.S.A.	8,060	10.3	7,322	11.1	8,090	10.7	9,015	10.9	8,640	11.0
Canada	1,109	1.4	1,003	1.5	1,226	1.6	1,295	1.6	1,286	1.6
Central and South America	3,075	3.9	2,726	4.1	3,156	4.2	3,226	3.9	3,169	4.0
Western Europe	9,347	11.9	8,777	13.3	9,421	12.5	10,370	12.5	10,394	13.2
EU	8,625	11.0	8,152	12.3	8,757	11.6	9,718	11.8	9,722	12.4
Central and Eastern Europe, Russia etc.	2,593	3.3	1,868	2.8	2,308	3.1	2,546	3.1	2,333	3.0
Russia	1,905	2.4	1,227	1.9	1,551	2.1	1,723	2.1	1,561	2.0
Middle East	9,571	12.2	6,501	9.8	8,243	10.9	10,375	12.5	8,852	11.3
Africa	1,395	1.8	798	1.2	931	1.2	991	1.2	918	1.2

Grand Total	¥78,406	100.0%	¥66,042	100.0%	¥75,379	100.0%	¥82,703	100.0%	¥78,600	100.0%

Source: Press Release dated March 13, 2020, Ministry of Finance.

(a)	Data for 2015 through 2019 include the United Kingdom, as the United Kingdom exited the European Union (EU) on January 31, 2020.

Balance of Payments

In 2015, the trade deficit significantly improved, and Current Account surplus increased to ¥16,519 billion. In 2016, the trade deficit turned into trade surplus, and Current Account surplus increased to ¥21,391 billion. In 2017, Current Account surplus continued and increased to ¥22,778 billion with trade surplus. In 2018, Current Account surplus decreased to ¥19,374 billion. In 2019, Current Account surplus increased to ¥20,115 billion.

In October 2013, Ministry of Finance and the Bank of Japan announced that they will revise balance of payments statistics, to be based on IMF Balance of Payments Manual, 6th Edition, starting with transactions in January 2014. The information below reflects the updated statistics.

Balance of Payments of Japan

	2015	2016	2017	2018	2019
	(in billions)
Current Account	¥16,519	¥21,391	¥22,778	¥19,374	¥20,115
Balance on Goods and Services	-2,817	4,389	4,221	105	506
Trade Balance	-886	5,518	4,911	1,127	381
Exports (f.o.b.)	75,274	69,093	77,254	81,226	76,031
Imports (f.o.b.)	76,160	63,575	72,342	80,100	75,650
Services	-1,931	-1,129	-691	-1,021	125
Primary Income(a)	21,303	19,148	20,684	21,272	20,985
Secondary Income(b)	-1,967	-2,146	-2,127	-2,003	-1,376
Capital Account	-271	-743	-280	-211	-413
Financial Account(c)	21,876	28,606	18,811	20,006	24,306
Assets	33,669	11,142	-10,738	-3,488	-10,665
Liabilities	11,793	-17,464	-29,549	-23,493	-34,971
Net Errors and Omissions	5,628	7,958	-3,687	842	4,604

(a)

Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.

(b)

Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

(c)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Reserves Assets

As of December 31,	Gold(a)	Foreign Currency Reserves	IMF Reserve Position	SDRs (Special Drawing Rights)	Other Reserve Assets	Total
	(in millions of dollars)
2015	$26,134	$1,179,004	$9,531	$18,048	$497	$1,233,214
2016	28,516	1,157,790	12,019	18,087	491	1,216,903
2017	31,897	1,202,071	10,582	19,195	538	1,264,283
2018	31,531	1,208,958	11,464	18,484	538	1,270,975
2019	37,469	1,255,322	11,202	19,176	581	1,323,750

(a)	The valuation of gold reflects marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2015	2016	2017	2018	2019
Average (Central Rate)	¥121.09	¥108.77	¥112.13	¥110.40	¥108.99
High	125.66	121.49	118.18	114.55	112.24
Low	115.85	99.00	107.59	104.64	104.46

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)(a)

	2015	2016	2017	2018	2019
	(in billions of yen)
Manufacturing (total)(b)	¥303.1	¥1,366.0	¥1,016.6	¥1,187.4	¥1,015.7
Food	21.8	46.1	28.8	9.3	61.0
Textile	12.2	2.1	2.8	-3.6	3.3
Lumber and pulp	2.2	1.9	-0.1	0.1	1.7
Chemicals and pharmaceuticals	141.8	51.0	15.1	261.5	335.9
Petroleum	-0.5	-145.9	19.3	5.9	-87.7
Rubber and leather	0.0	0.0	0.1	-0.8	—
Glass and ceramics	18.3	-1.1	11.0	2.1	-9.4
Iron, non-ferrous, and metals	-8.7	-7.3	-1.1	7.2	10.9
General machinery	54.2	128.5	172.9	-0.7	-67.2
Electric machinery	32.4	812.5	419.5	548.0	387.7
Transportation equipment	-125.7	403.2	362.4	215.9	381.3
Precision machinery	-2.4	-11.4	-31.3	2.7	-12.4
Non-manufacturing (total)(c)	57.0	740.1	32.8	-165.3	570.7
Farming and forestry	0.9	-0.4	1.4	4.0	0.8
Fishery and marine products	0.4	—	—	1.7	0.9
Mining	1.8	1.7	18.5	3.3	4.2
Construction	7.6	10.8	3.4	-35.6	26.7
Transportation	71.0	161.1	86.1	12.3	17.0
Communications	122.9	112.8	-74.9	-369.9	-144.7
Wholesale and retail	-476.8	-262.7	-599.6	-583.3	-488.6
Finance and insurance	183.5	378.6	171.1	626.0	887.5
Real estate	-16.3	40.0	47.8	81.6	34.9
Services	32.9	165.9	270.7	3.3	128.9

Total	¥360.2	¥2,106.1	¥1,049.4	¥1,022.1	¥1,586.4

(a)

Starting with transactions recognized in January 2014, the Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, the Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment in Japan (by region)(a)

	2015	2016	2017	2018	2019
	(in billions of yen)
North America	¥380.9	¥487.0	¥436.9	¥588.0	¥1,085.4
Asia	531.0	774.8	341.4	-20.0	341.6
Europe	-638.6	692.1	-150.1	-150.3	-233.6
Other regions	86.8	152.2	421.2	604.3	392.9

Total	¥360.2	¥2,106.1	¥1,049.4	¥1,022.1	¥1,586.4

(a)

Starting with transactions recognized in January 2014, the Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, the Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by industry)(a)

	2015	2016	2017	2018	2019
	(in billions of yen)
Manufacturing (total)(b)	¥6,175.8	¥5,925.5	¥6,209.9	¥6,236.3	¥11,658.8
Food	431.4	398.9	1,137.7	72.3	595.6
Textile	48.8	169.4	91.6	188.9	84.9
Lumber and pulp	122.8	126.9	44.8	164.9	156.9
Chemicals and pharmaceuticals	1,068.7	854.3	1,047.4	1,595.8	4,549.6
Petroleum	-11.9	6.6	21.1	65.9	42.6
Rubber and leather	238.3	395.5	105.9	176.4	318.8
Glass and ceramics	189.8	126.6	170.3	199.4	239.5
Iron, non-ferrous, and metals	300.6	432.7	415.8	421.0	535.0
General machinery	963.7	672.3	1,036.6	808.2	754.2
Electric machinery	1,028.3	1,089.8	684.7	995.8	1,552.9
Transportation equipment	1,560.6	1,379.2	947.0	1,208.7	2,279.5
Precision machinery	105.9	132.9	325.0	125.1	317.0
Non-manufacturing (total)(c)	10,316.3	11,039.3	12,251.3	9,564.6	13,048.1
Farming and forestry	23.1	-14.2	-12.8	6.8	6.4
Fishery and marine products	11.0	21.0	5.7	6.6	5.8
Mining	582.4	684.7	124.0	1,008.4	1,035.3
Construction	46.9	187.0	173.6	232.3	169.3
Transportation	980.1	233.3	133.3	248.3	267.2
Communications	1,428.9	1,926.7	2,636.5	4,315.6	400.5
Wholesale and retail	1,645.7	2,038.1	3,194.1	1,459.8	5,940.3
Finance and insurance	4,189.2	937.9	3,691.8	2,762.2	3,624.6
Real estate	449.7	563.8	725.1	461.6	1,188.9
Services	656.6	4,091.7	1,013.8	-1,506.9	-112.4

Total	¥16,492.1	¥16,964.8	¥18,461.2	¥15,800.9	¥24,706.8

(a)

Starting with transactions recognized in January 2014, the Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, the Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, Ministry of Finance.

Foreign direct investment abroad (by region)(a)

	2015	2016	2017	2018	2019
	(in billions of yen)
North America	¥6,076.6	¥5,680.1	¥5,244.5	¥2,147.3	¥5,147.1
Asia	4,098.0	1,507.7	4,480.9	5,591.8	5,982.1
Europe	4,021.2	6,002.4	6,275.8	5,016.0	11,075.5
Other regions	2,296.3	3,774.6	2460.0	3045.9	2,502.2

Total	¥16,492.1	¥16,964.8	¥18,461.2	¥15,800.9	¥24,706.8

(a)

Starting with transactions recognized in January 2014, the Bank of Japan began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table. With respect to transactions recognized before January 2014, the Bank of Japan used the Fifth Edition of “Balance of Payments Manual” (BPM5) released by International Monetary Fund in 1993 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of the end of March, 2020, the BOJ had total assets of ¥604,485 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meeting. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the Fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about 60-70 trillion yen. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about 50 trillion yen, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of about 1 trillion yen and about 30 billion yen, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about 80 trillion yen, 3 trillion yen and 90 billion yen, respectively. In order to maintain momentum towards 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions1 (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about 80 trillion yen, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about 80 trillion yen, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 3 trillion yen (decided further expansion to about 3.3 trillion yen and to about 6 trillion yen in April 2016 and July 2016, respectively) and about 90 billion yen, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of “quantitative and qualitative monetary easing with yield curve control”, or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about 6 trillion yen and about 90 billion yen, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about 2.2 trillion yen and about 3.2 trillion yen, respectively. Finally, the BOJ announced its “inflation-overshooting commitment, under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary for maintaining the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed CPI (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner. In July 2018, to maintain strong monetary easing, the BOJ decided to strengthen the framework for continuous strong monetary easing. The BOJ introduced forward guidance for policy rates and announced its intent to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including the effects of the consumption tax hike in October 2019. Also, it was announced that the yields may move upward and downward to some extent mainly depending on developments in economic activity and prices.2 In addition, with regard to ETFs and J-REIT unit purchases, the BOJ announced that it may increase or decrease the amount of purchases depending on market conditions. Further, in April 2019, to make its policy to persistently continue with strong monetary easing clearer, the BOJ clarified its forward guidance for policy rates: The BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including developments in overseas economies and the effects of the consumption tax hike.

Furthermore, on March 16, 2020, in response to the adverse impact of the global spread of COVID-19 on the Japanese economy, the BOJ announced its plan to further strengthen its monetary easing policy, including (1) ensuring ample supply of yen funding through active purchases of JGBs and the following measures as well as providing U.S. dollar liquidity, (2) the introduction of special operations to support companies under which the BOJ will extend zero-interest rate loans collateralized by corporate debt as well as increasing the upper limit for its purchases of commercial paper and corporate bonds by 2 trillion yen, resulting in an upper limit for its balance of outstanding commercial paper and corporate bonds of 3.2 trillion yen and 4.2 trillion yen, respectively and (3) an increase in the upper limit for its purchases of ETFs and J-REITs to 12 trillion yen and 180 billion yen, respectively. On April 27, 2020, given the increasingly severe situation due to impact of the spread of COVID-19, the BOJ decided to further enhance monetary easing through (i) an increase in purchases of commercial paper and corporate bonds, to be conducted through the end of September 2020, setting the maximum amounts of additional purchase to 7.5 trillion yen for each asset, (ii) strengthening the BOJ’s Special Funds-Supplying Operations to Facilitate Financing in Response to the Novel Coronavirus (COVID-19), which were introduced and became effective in March 2020, and (iii) further active purchases of JGBs and treasury discount bills. With respect to market operations as well as purchases of ETFs and J-REITs, the BOJ set the following guidelines: (i) a negative interest rate of minus 0.1 percent will be applied to current BOJ accounts held by financial institutions (the short-term policy interest rate); (ii) the BOJ will purchase JGBs without setting an upper limit so that 10-year JGB yields will remain at around 0% (the long-term policy interest rate); and (iii) the BOJ will actively purchase ETFs and J-REITs so that their amounts outstanding will increase at annual rates of about 6 trillion yen and about 90 billion yen, respectively. On June 16, 2020, the BOJ decided to continue with its monetary easing measures, including the foregoing guidelines regarding market operations and purchases of ETFs and J-REITs announced on April 27, 2020, as well as to extend the period of additional purchase of commercial paper and corporate bonds until the end of March 2021. The BOJ also announced on the same day their measures in response to the impact of COVID-19, including (i) support for corporate financing with a total size of about 110 trillion yen, with additional support through special programs, (ii) unlimited purchases of JGBs and U.S. dollar operations to provide for yen and foreign currency funding to stabilize the financial market, and (iii) purchases of ETFs with an annual pace of about 12 trillion yen.

[1]

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

[2]	In case of rapid increases in the yields, the BOJ will purchase JGBs promptly and appropriately.

The following table sets forth the principal economic indicators relating to monetary policy from 2015 through 2019.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
		(yen amounts in billions)
2015	217,631	313,121	34.2	906,406	3.6	448,354	3.4
2016	290,611	391,421	25.2	936,870	3.4	460,360	2.7
2017	352,883	458,104	17.2	973,993	4.0	475,148	3.2
2018	382,178	491,499	7.3	1,002,453	2.9	488,331	2.8
2019	396,404	509,008	3.6	1,026,992	2.4	500,504	2.5

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. Furthermore, on May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which, in conjunction with DBJ’s full privatization, and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, as of February 10, 2020, the private banking system included four city banks, 14 trust banks, and 15 other banks, as well as 64 1st local banks as of April 1, 2019, 38 2nd local banks as of January 1, 2020 and the Saitama Resona Bank, which is categorized as neither a 1st nor 2nd local bank. In addition, 55 foreign banks had branches in Japan as of February 28, 2020.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (This target is achieved.);

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020; and

•	Steadily reducing the public debt to GDP ratio.

These targets were firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation”, or the fiscal consolidation plan, which the government believes would be an effective and concrete plan for achieving the primary surplus target by JFY2020, covering a five-year period (JFY2016-JFY2020). Under the fiscal consolidation plan, the government was committed to assessing the progress of reforming expenditure and revenue measures by using several benchmarks. However, the actual improvement in the primary balance was slower than the estimate under the “Plan to Advance Economic and Fiscal Revitalization”, or the Revitalization Plan, owing to more moderate growth in tax revenue than the initial assumption due to a decline in economic growth, as well as the impact of the postponement of the consumption tax rate hike to 10% from 8%, and the addition of supplementary budgets. Furthermore, in the “New Economic Policy Package”, the government revised the purposes of use of the tax revenue generated from the consumption tax rate hike in October 2019 to ensure stable fiscal resources in preparation for the human resources development revolution. Due to these factors, it has become difficult to achieve the primary surplus target by JFY2020.

Given the changing population structure including as a result of the aging population and decreasing working population, it is necessary to strengthen the basis for the social security system by the time the baby-boomer generation starts reaching 75 years of age and to ensure establishment of a path for fiscal consolidation by the time every member of the baby-boomer generation reaches 75 years of age. From these viewpoints, the new fiscal consolidation targets were set in the “Basic Policy on Economic and Fiscal Management and Reform 2018” by the Cabinet on June 15, 2018, which aims for a primary surplus of the central and local governments by JFY2025 by steadily implementing economic revitalization and fiscal consolidation measures. At the same time, the government will firmly maintain its aim of steadily reducing the public debt to GDP ratio.

In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts in parallel with economic revitalization.

On April 7, 2020, the Prime Minister of Japan announced proposed emergency economic measures in response to the COVID-19 outbreak, which were further revised on April 20, 2020, including (i) measures to prevent the spread of infection and secure resources and infrastructure for medical treatment, (ii) measures to protect employment and support businesses including ensuring the availability of interest-free, unsecured loans, deferral of national taxes and social security premiums for affected businesses and cash payments to all residents in Japan and small and medium-sized businesses affected by COVID-19, (iii) demand stimulus measures to be implemented after the outbreak is contained targeting affected industries such as tourism, transportation, food services and entertainment as well as regional economic development, (iv) measures to develop a resilient economic structure including support for development of business supply chains, support for agricultural exports and domestic supply and promotion of digital technologies in education and business and (v) securing contingency funds to address COVID-19. In connection with these measures, the Japanese government approved a supplementary budget on April 30, 2020, which includes an additional ¥25.7 trillion in budgeted spending that is planned to be financed through the issuance of additional government bonds. On June 12, 2020, a second supplementary budget was approved to expand the budgeted spending by an additional ¥31.9 trillion.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of October 9, 2019, the government had 13 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2014 through JFY 2019, and the budget for JFY 2020.

Summary of Consolidated General and Special Accounts(a)

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019 (Provisional results as of December 31, 2019)	JFY 2020 Initial Budget(c)
	(in billions of yen)
REVENUES
Total Revenues, General Account	¥104,679	¥102,175	¥102,774	¥103,644	¥105,697	¥110,257	¥102,658
Total Revenues, Special Accounts	406,736	402,884	410,161	386,487	381,177	396,327	394,459
Less: Inter-Account Transactions(b)	263,951	257,143	253,522	245,402	243,007	249,344	252,709

Total Consolidated Revenues	¥247,464	¥247,917	¥259,413	¥244,729	¥243,868	¥257,240	¥244,409

EXPENDITURES
Total Expenditures, General Account	¥98,813	¥98,230	¥97,541	¥98,116	¥98,975	¥109,044	¥102,658
Total Expenditures, Special Accounts	390,202	386,214	395,361	374,150	368,936	387,949	391,759
Less: Inter-Account Transactions(b)	262,259	255,695	251,842	242,877	241,249	247,552	250,116

Total Consolidated Expenditures	¥226,756	¥228,749	¥241,061	¥229,389	¥226,661	¥249,442	¥244,301

Surplus of Consolidated Revenues over Consolidated Expenditures	¥20,708	¥19,167	¥18,353	¥15,340	¥17,206	¥7,798	¥108

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

(c)

As of the date of this Annual Report on Form 18-K, details for the revised budget for JFY 2020 are not available. For information in respect of the General Account and Special Accounts for the revised budget for JFY 2020, refer to the tables on pages 33 and 34.

Source: Budget, Ministry of Finance.

General Account

	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019 Revised Budget(a)	JFY 2020 Revised Budget(b)
	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥53,971	¥56,285	¥55,468	¥58,787	¥60,356	¥60,180	¥63,513
Carried-over Surplus	5,836	5,866	3,945	5,232	5,528	1,119	527
Government Bond Issues	38,493	34,918	38,035	33,555	34,395	37,082	90,159
Income from Operations	45	45	47	50	51	48	50
Gains from Deposition of Assets	1,479	349	384	278	268	188	235
Miscellaneous Receipts	4,856	4,712	4,895	5,741	5,098	6,035	5,776

Total Revenues	¥104,679	¥102,175	¥102,774	¥103,644	¥105,697	¥104,652	¥160,261

EXPENDITURES
Local Allocation Tax Grants, etc.	¥17,096	¥16,801	¥15,339	¥15,567	¥16,026	¥16,032	¥15,834
National Debt Service	22,186	22,464	22,086	22,521	22,529	22,506	24,017
Social Security	30,190	31,401	32,208	32,521	32,569	34,062	40,527
Public Works	7,321	6,378	6,710	6,912	6,913	8,475	6,857
Education and Science	5,846	5,571	5,598	5,703	5,748	6,318	6,000
National Defense	5,063	5,130	5,150	5,274	5,475	5,675	5,332
Former Military Personnel Pensions	444	387	335	286	241	209	175
Economic Assistance	655	661	743	651	642	630	649
Food Supply	1,074	1,276	1,140	1,181	1,122	1,202	1,285
Energy	1,303	968	973	969	973	1,050	958
Promotion of SMEs	417	340	430	319	525	621	22,397
Miscellaneous	7,218	6,854	6,830	6,211	6,212	7,371	24,230
Contingency funds for measures against the COVID-19							11,500
Contingencies	—	—	—	—	—	500	500
Carryback of settlement deficit compensation for JFY 2008	—	—	—	—	—	—	—

Total Expenditures	¥98,813	¥98,230	¥97,542	¥98,116	¥98,975	¥104,652	¥160,261

Surplus of Revenues over Expenditures	¥5,866	¥3,945	¥5,232	¥5,528	¥6,723	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2019 General Accounts are not available.

(b)	As revised to reflect the second revised budget for JFY 2020 approved by the Diet on June 12, 2020.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2014		JFY 2015		JFY 2016		JFY 2017		JFY 2018		JFY 2019 Revised Budget(a)		JFY 2020 Revised Budget(b)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions of yen)
Fiscal Investment and Loan Program	¥36,114	¥35,052	¥33,360	¥32,503	¥42,124	¥41,166	¥28,207	¥27,409	¥26,070	¥25,175	¥28,120	¥28,043	¥67,691	¥67,578
Government Bonds Consolidation Fund	207,469	204,398	201,927	198,309	198,994	195,911	191,227	188,134	186,158	183,082	189,236	18,236	193,780	193,780
Foreign Exchange Fund	3,492	78	3,163	46	2,948	70	2,808	70	3,101	85	3,147	1,047	3,154	984
Local Allocation and Local Transfer Tax	55,959	53,903	55,638	53,398	53,577	52,590	52,517	51,780	52,483	51,596	51,948	51,320	51,807	51,612
Measure for Energy	8,542	7,650	8,993	8,363	9,608	9,082	10,191	9,742	10,613	10,158	14,654	14,654	14,346	14,346
Pensions	80,362	77,311	85,293	81,705	90,142	85,786	90,158	87,413	91,700	89,464	93,347	93,347	95,286	95,286
Stable Supply of Foodstuff	1,187	978	1,095	975	940	820	979	842	970	814	1,298	1,294	1,273	1,268
Debt Management of National Forest and Field Service	312	312	321	321	329	329	342	342	349	349	356	356	365	365
Trade Reinsurance(c)	81	3	59	21	37	12	—	—	—	—	—	—	—	—
Automobile Safety	544	394	567	403	606	426	625	431	672	451	561	485	799	718
Labor Insurance	6,863	6,209	6,880	6,330	6,296	5,941	6,040	5,656	6,073	5,735	6,536	6,419	9,253	9,116
Reconstruction from the Great East Japan Earthquake	5,357	3,792	5,134	3,710	4,105	2,961	2,924	2,188	2,532	1,868	2,158	2,158	2,074	2,074
Others	455	123	452	131	456	267	469	143	456	158	450	365	340	289

Total Revenues and Expenditures(d)	¥406,736	¥390,202	¥402,884	¥386,214	¥410,162	¥395,361	¥386,487	¥374,150	¥381,177	¥368,936	¥391,475	¥388,724	¥440,169	¥437,416

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2019 Special Accounts are not available.

(b)	As revised to reflect the revised budget for JFY 2020 approved by the Diet on June 12, 2020.

(c)	The account was abolished effective JFY 2017.

(d)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2014		JFY 2015		JFY 2016		JFY 2017		JFY 2018		JFY 2019 Revised Budget(a)		JFY 2020 Revised Budget(b)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Investment and Loan Program	¥1,129	¥1,000	¥1,092	¥920	¥1,065	¥906	¥1,130	¥962	¥1,231	¥1,064	¥1,757	¥1,817	¥2,432	¥2,537

(a)

There were no revisions to the relevant information for Government Affiliated Agencies in the supplementary budget for JFY 2019 approved by the Diet on January 30, 2020. As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2019 Government Affiliated Agencies are not available.

(b)	As revised to reflect the revised budget for JFY 2020 approved by the Diet on June 12, 2020.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 52.1%, 42.9% and 5.0%, respectively, of the total central government taxes and stamp revenues in the JFY 2020 initial national account budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax rate was reduced from 23.4% in JFY 2016 to 23.2% in JFY 2018, except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation. The statutory corporate income tax rate (national and local) was reduced from 29.97% in JFY 2016 to 29.74% in JFY 2018.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 50% of its expenditures under the second revised budget, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product expected to have reached 200% at the end of JFY 2019. The ratio of long-term debt outstanding of central and local governments to gross domestic product is expected to be increased to 207% at the end of JFY 2020 and may further increase in subsequent fiscal years due to the negative impact of COVID-19 on gross domestic product and additional government debt issued in connection with stimulus measures implemented in response to COVID-19. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, Japan Prime Minister ABE Shinzo announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. Consumption tax rate has been increased to 10% since October 1, 2019.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2020 was ¥13,220 billion. The sources of funds for the initial plan in JFY 2020 were Fiscal Loan (¥11,186 billion), Industrial Investment (¥451 billion), Government-Guaranteed domestic bonds (¥413 billion) and Government-Guaranteed foreign bonds (¥1,109 billion) and Government-Guaranteed long-term borrowings in foreign currencies (¥60 billion). On April 7, 2020, the total amount of the FILP plan for JFY 2020 was revised to ¥23,407 billion. The sources of funds for the revised plan in JFY 2020 are Fiscal Loan (¥21,174 billion), Industrial Investment (¥551 billion) and Government-Guaranteed debt (¥1,682 billion), which consists of the Government-Guaranteed domestic bonds, Government-Guaranteed foreign bonds and Government-Guaranteed long-term borrowings in foreign currencies. On May 27, 2020, the total amount of the FILP plan for JFY 2020 was further revised to ¥62,833 billion. The sources of funds for the revised plan in JFY 2020 are Fiscal Loan (¥53,999 billion), Industrial Investment (¥651 billion) and Government-Guaranteed debt (¥8,182 billion). The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies, incorporated administrative agencies, etc.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. Classification of the table had been almost the same from JFY 1961 to JFY 2014. However, the classification became to be inappropriate for reflecting realities of recent FILP-target projects, it was revised in JFY 2015 by sorting out the classification or putting some classifications together.

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014
	(in billions)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020
	(in billions)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969	¥2,912	¥2,997	¥2,903
Agriculture, forestry and fisheries	318	280	322	339	573	604	590
Education	1,134	1,038	1,055	932	943	930	898
Welfare/medical care	772	773	811	670	627	541	477
Environment	50	61	61	64	61	33	54
Industry/innovation	834	939	864	822	919	1,019	1,166
Housing	849	742	621	541	461	546	521
Social capital	4,467	3,999	3,087	5,093	4,761	3,745	3,752
Overseas investment and loans	1,547	1,378	2,000	2,455	2,003	1,857	2,039
Others	2,460	1,964	1,477	1,243	1,204	849	821

Total	¥16,180	¥14,622	¥13,481	¥15,128	¥14,463	¥13,119	¥13,220

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds reached 887 trillion yen at the end of JFY 2019. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 35.4% under the revised budget for JFY 2019 and 56.3% under the second revised budget for JFY 2020. The amount of the government bond issuances in the JFY 2020 second revised budget is ¥90,159 billion and is more than the JFY 2019 revised budget level of ¥37,082 billion, largely due to the necessity of funds to take various measures to counter the economic impact of COVID-19.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2015	880,335	—	169,031
2016	908,093	—	163,467
2017	934,321	—	153,492
2018	954,863	—	148,491
2019	965,926	—	148,614

As of March 31, 2020 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥29,755 billion and of various external obligations aggregating the equivalent of ¥6,501 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2020 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2020	¥107,184
2021	99,702
2022	76,382
2023	75,036
2024 to 2058	607,581

Total	¥965,885

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2020 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 12 Series (0.4-2.4%)	2007-2020	2048-2059	¥26,504,600
Interest-Bearing Treasury Bond — 30 years, 65 Series (0.3-2.9%)	1999-2020	2029-2049	125,806,750
Interest-Bearing Treasury Bond — 20 years, 126 Series (0.2-2.5%)	2000-2020	2020-2039	258,720,042
Interest-Bearing Treasury Bond — 15 years, 15 Series (variable rate)	2005-2008	2020-2023	13,746,100
Interest-Bearing Treasury Bond — 10 years, 50 Series (0.1-1.3%)	2010-2020	2020-2029	313,956,278
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 94 Series (variable rate)	2010-2020	2020-2030	10,804,163
Inflation-Indexed Bonds —10 years, 8 Series (0.1%)	2013-2020	2023-2029	11,272,028
Interest-Bearing Treasury Bond — 5 years, 19 Series (0.1%)	2015-2020	2020-2024	138,029,970
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 60 Series (0.05-0.09%)	2015-2020	2020-2025	1,187,647
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05%)	2017-2020	2020-2023	1,599,042
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1%)	2018-2020	2020-2022	52,360,600
6% Bereaved Family Treasury Bond, 9 Series	2011-2019	2020-2028	2
6% Repatriation Treasury Bond, 1Series	2014	2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	2
Non-interest Special Benefit Treasury Bond IV, 2 Series	2013-2016	2023-2026	8
Non-interest Special Benefit Treasury Bond X, 2 Series	2013-2016	2023-2026	36
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2016	2021	119
Non-interest Special Benefit Treasury Bond XVII, 4 Series	2010-2016	2020-2026	192
Non-interest Special Benefit Treasury Bond XXII, 8 Series(a)	2010-2017	2020-2027	1,050

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2020 (in millions)
Non-interest Special Benefit Treasury Bond XXVII, 4 Series(a)	2013-2017	2023-2027	37,763
Non-interest Treasury Bond for Special Condolence X, 1 Series	2015	2020	47,433
Non-interest Special Benefit Treasury Bond XXVIII, 1 Series	2016	2021	372

Total Bonds			¥954,074,197

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	9,925,985
Former Government-Operated Land Improvement Project	2008	2021-2022	2,603
Former National Centers for Advanced and Specialized Medical Care	2010	2020-2035	31,253
Special Account for Energy Policy (0.01-1.7%)	2007-2020	2020-2034	132,310
Special Account for Stable Food Supply (0.01-1.3%)	2009-2020	2022-2033	35,290
Special Account for National Forest Debt Management (0.0-1.4%)	1996-2020	2020-2033	1,186,557
Special Account for Motor Vehicle Safety (0.0-1.3%)	2001-2011	2021-2041	496,382

Total Borrowings			¥11,851,802

Total Direct Internal Funded Debt			¥965,925,999

(a)

The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 9 Series and for Non-interest Special Benefit Treasury Bond XXVII, 4 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because these bonds relate to “special benefit for the wives of the war dead, etc.”, for which benefit payments are high compared to other special benefits.

(b)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2020 (in millions)
1. Bonds
Treasury Discount Bills
Food Financing Bills	Non-interest bearing	2020	97,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2020-2021	73,147,120
Petroleum Financing Bills	Non-interest bearing	2020	1,174,700
Treasury Bills, 12 Series	Non-interest bearing	2020-2021	23,797,400
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	3,920,975
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	77,210
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	62,780
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	34,775
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	5,997
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,783
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	43,357
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	64,384
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	4,177,400

Total Bonds			¥107,933,266
2. Borrowings
Special Account for Local Allocation Tax	0.000-0.001%	2020	¥31,328,372
Special Account of Pension	0.001%	2020	1,452,421
Special Account for Energy Policy	0.000%	2020-2021	7,899,923

Total Borrowings			¥40,680,717
Total Direct Internal Floating Debt			¥148,613,982

Total Direct Internal Debt			¥1,114,539,981

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2020 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-1.200%	2010-2020	2020-2029	¥715,000
Japan Expressway Holding and Debt Repayment Agency	0.001-2.700%	2005-2020	2020-2060	16,131,500
New Kansai International Airport Co., Ltd.	0.105-2.400%	2007-2019	2020-2029	314,470
Development Bank of Japan	0.001-2.200%	2006-2020	2020-2059	1,840,000
Deposit Insurance Corporation of Japan	0.100%	2016-2020	2020-2024	1,870,000
Banks’ Shareholdings Purchase Corporation	0.100%	2018-2019	2020-2021	400,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.001%	2017-2019	2020-2022	800,000
The Corporation for Revitalizing Earthquake-Affected Business	0.001%	2017	2021	20,000
Private Finance Initiative Promotion Corporation of Japan	0.001-0.145%	2017-2019	2027	68,000
Organization for Promoting Urban Development	0.020-0.699%	2013-2020	2023-2040	53,800
Central Japan International Airport Co., Ltd.	0.001-1.300%	2011-2020	2021-2030	142,700
Japan Finance Organization for Municipalities	0.001-2.200%	2005-2020	2020-2030	5,795,290

Total				¥28,150,760

2. Borrowings of Government-Affiliated Corporations

Incorporated Administrative Agency — Farmers Pension Fund	0-0.145%	2016-2020	2020-2023	¥290,000
Incorporated Administrative Agency — Agriculture, Forestry and Fisheries Credit Foundations	0.100%	2015	2019	—
Japan Railway Construction, Transport and Technology Agency	0%	2019	2020	4,100
Japan Oil, Gas and Metals National Corporation	0%	2019-2020	2020-2021	672,431
Deposit Insurance Corporation of Japan	0%	2019-2020	2020-2021	93,200
Japan Investment Corporation	0%	2019-2020	2020-2021	335,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0%	2019	2020	200,000
The Corporation for Revitalizing Earthquake-Affected Business	0%	2019	2020	3,600
Private Finance Initiative Promotion Corporation of Japan	0.066%	2016	2020	—
Organization for Promoting Urban Development	0.081%	2017	2021	5,800

Total				¥1,604,131
Total Internal Debt Guaranteed by the Japanese Government				¥29,754,891

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2020 (in thousands)
Japan Bank for International Cooperation	1.500-3.500%	2013-2020	2020-2029	$43,550,000
	2.625%	2014	2020	£425,000
Japan International Cooperation Agency	2.125-3.375%	2016-2018	2026-2028	$1,500,000
Development Bank of Japan	1.625-3.250%	2014-2019	2021-2029	$9,100,000
	4.750%	2007	2027	€700,000
	1.050-2.300%	1998-2006	2022-2028	¥280,000,000
Japan Finance Organization for Municipalities	4.000%	2011	2021	$1,000,000
	5.750%	1999	2019	£—

Totals by currency				$55,150,000
				£425,000
				€700,000
				¥280,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 30, 2019.

Organization	Subscription Amount
(in USD millions)
International Monetary Fund	$42,064(a)
International Bank for Reconstruction and Development	23,280(b)
International Development Association	46,945(c)
International Finance Corporation	163(d)
Multilateral Investment Guarantee Agency	97(e)
International Fund for Agricultural Development	600(f)
Asian Development Bank	22,908(g)
African Development Bank	4,968(h)
African Development Fund	4,252(i)
European Bank for Reconstruction and Development	2,863(j)
Inter-American Development Bank	8,878(k)
Inter-American Investment Corporation	67(l)
Multilateral Investment Fund	570(m)

(a)	Equivalent of SDR 30,820.5 million as of March 31, 2020.

(b)	As stated in IBRD Financial Statements as of June 30, 2019.

(c)	As stated in IDA Financial Statements as of June 30, 2019.

(d)	As stated in IFC Financial Statements as of June 30, 2019.

(e)	As stated in MIGA Financial Statements as of June 30, 2019.

(f)	As stated in IFAD Financial Statements as of December 31, 2019.

(g)	As stated in ADB Financial Statements as of December 31, 2019.

(h)	As stated in AfDB Financial Statements as of December 31, 2019. Equivalent of UA 3,593 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2019. Equivalent of UA 3,075 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2019. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2019.

(l)	As stated in IIC Financial Statements as of December 31, 2019.

(m)	As stated in MIF Financial Statements as of December 31, 2019.